UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Euronav NV

(Name of Subject Company)

Compagnie Maritime Belge NV

(Offeror – Name of Filing Person)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number of Class of Securities)

Ludovic Saverys

Chief Financial Officer

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp Belgium

Telephone: +32 3 247 59 11

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Telephone: (212) 521-5400

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”), to purchase all outstanding ordinary shares, no par value (“Ordinary Shares” or the “Shares”), of Euronav NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“Euronav” or the “Company”), beneficially owned by U.S. Holders (as defined below) for $17.86 per share in cash, without interest and less any applicable withholding taxes, reduced on a dollar-for-dollar basis by the gross amount of any distributions by Euronav to its shareholders (including in the form of a dividend, distribution of share premium, decrease of share capital or in any other form) with a payment date falling after the date of the Offer to Purchase and before the Settlement Date (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is Euronav NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“Euronav” or the “Company”). Euronav’s principal executive offices are located at De Gerlachekaai 20, 2000 Antwerp, Belgium, and its telephone number is +32-3-247-44-11. The information set forth in The U.S. Offer — Section 8. “Certain Information Concerning Euronav” of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to the outstanding Ordinary Shares of Euronav. As of December 31, 2023, there were 202,233,997 Ordinary Shares outstanding, excluding 17,790,716 Ordinary Shares held by Euronav in treasury. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The Ordinary Shares are traded on the New York Stock Exchange and on Euronext Brussels under the symbol “EURN.” The information set forth in The U.S. Offer — Section 6. “Price Range of Ordinary Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

(a) – (c) The information set forth in The U.S. Offer — Section 9. “Certain Information About the Offeror,” and Annex A “Information Concerning Members of the Board of Directors and the Executive Officers of CMB” of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) The information set forth in the “Summary Term Sheet,” “Questions & Answers About the Offers,” The U.S. Offer — Section 1. “Terms of the U.S. Offer”; —Section 2. “Acceptance for Payment and Payment for Shares”; —Section 3. “Procedures for Accepting the U.S. Offer and Tendering Shares”; —Section 4. “Withdrawal Rights”; —Section 5. “Certain Income Tax Consequences of the U.S. Offer”; and —Section 14. “Conditions of the U.S. Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (a)(1)(x) and (a)(1)(xi) and (a)(2) are not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) and (b) The information set forth in The U.S. Offer — Section 10. “Past Contacts, Transactions, Negotiations and Agreements” and —Section 12. “Related Party Transactions; Certain Transactions Between CMB and Its Affiliates and the Company” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(a) and (c)(1)-(7) The information set forth in The U.S. Offer — Section 6. “Price Range of Ordinary Shares; Dividends,” —Section 7. “Certain Effects of the U.S. Offer”; —Section 10. “Past Contacts, Transactions, Negotiations and Agreements”; and —Section 11. “Purpose of the Offers; Plans for Euronav,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

Regulation M-A Item 1007

(a), (b) and (d) The information set forth in The U.S. Offer — Section 13. “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

Regulation M-A Item 1008

The information set forth in the “Introduction;” The U.S. Offer — Section 9. “Certain Information About the Offeror;” —Section 10. “Past Contacts, Transactions, Negotiations and Agreements,” and Annex A “Information Concerning Members of the Board of Directors and the Executive Officers of CMB” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) The information set forth in The U.S. Offer — Section 16. “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

Regulation M-A Item 1010

Not applicable.

Item 11. Additional Information

Regulation M-A Item 1011

(a)(1) Except as disclosed in Items 1 through 9 above and the Exhibits to this Schedule TO, which are incorporated herein by reference, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Offeror or any of its respective executive officers, directors, controlling persons or subsidiaries and (ii) Euronav or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2) - (4) The information set forth in The U.S. Offer—Section 7. “Certain Effects of the U.S. Offer”; —Section 14. “Conditions of the U.S. Offer,” and —Section 15. “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits

Regulation M-A Item 1016

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated February 14, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Reveue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Summary Advertisement published in The New York Times on February 14, 2024.

(a)(5)(A)	Pre-Commencement Press Release issued by the Offeror dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(B)	Communication in accordance with article 8, §1 of the Royal Decree of 27 April 2007 on public takeover bids under Belgian law dated October 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(C)	Press article dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(D)	Pre-Commencement Press Release issued by the Offeror dated December 22, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 22, 2023).

(a)(5)(E)	Capital Markets Day Presentation dated January 12, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on January 12, 2024).

Exhibit Number	Document

(a)(5)(F)*	Press Release issued by the Offeror dated February 14, 2024.

(b)(1)	Bridge facilities agreement among CMB NV and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023 (incorporated by reference to Exhibit M the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on November 24, 2023).

(c)	Not applicable.

(d)(1)	Share Purchase Agreement dated October 9, 2023, by and between CMB NV and Famatown Finance Limited and Frontline plc (incorporated by reference to Exhibit L to the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(d)(2)	Share Purchase Agreement dated December 22, 2023, by and between CMB NV and Euronav NV (incorporated by reference to Exhibit 99.1 to Euronav’s Form 6-K (File No. 001-3610) filed on December 22, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13. Information Required by Schedule 13e-3

Not applicable.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	COMPAGNIE MARITIME BELGE NV

	By:	/s/ Ludovic Saverys
	Name:	Ludovic Saverys
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated February 14, 2024.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Summary Advertisement published in The New York Times on February 14, 2024.

(a)(5)(A)	Pre-Commencement Press Release issued by the Offeror dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(B)	Communication in accordance with article 8, §1 of the Royal Decree of 27 April 2007 on public takeover bids under Belgian law dated October 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(C)	Press article dated October 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(a)(5)(D)	Pre-Commencement Press Release issued by the Offeror dated December 22, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 22, 2023).

(a)(5)(E)	Capital Markets Day Presentation dated January 12, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on January 12, 2024).

(a)(5)(F)*	Press Release issued by the Offeror dated February 14, 2024.

(b)(1)	Bridge facilities agreement among CMB NV and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023 (incorporated by reference to Exhibit M the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on November 24, 2023).

(c)	Not applicable.

(d)(1)	Share Purchase Agreement dated October 9, 2023, by and between CMB NV and Famatown Finance Limited and Frontline plc (incorporated by reference to Exhibit L to the Schedule 13D filed by the Offeror with the Securities and Exchange Commission on October 10, 2023).

(d)(2)	Share Purchase Agreement dated December 22, 2023, by and between CMB NV and Euronav NV (incorporated by reference to Exhibit 99.1 to Euronav’s Form 6-K (File No. 001-3610) filed on December 22, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.